

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2025

Gregory Willis
Executive Vice President and Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, California 90067

> **Re: Air Lease Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-35121**

Dear Gregory Willis:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services